May 16, 2019

James Hunter, IV
Executive Vice President and General Counsel
Marriott Ownership Resorts, Inc.
6649 Westwood Blvd.
Orlando, FL 32821

       Re: Marriott Ownership Resorts, Inc.
           Registration Statement on Form S-4
           Filed May 8, 2019
           File No. 333-231300

Dear Mr. Hunter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities